UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       WORLD WRESTLING ENTERTAINMENT, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    98156Q108
                              --------------------
                                 (CUSIP Number)

                                December 31, 2008
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /     /  Rule 13d-1(b)
         /  X /   Rule 13d-1(c)
         /    /   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A
                               CUSIP NO. 98156Q108


1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Stephanie Levesque
    ------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group

         (a)
                  ------
         (b)
                  ------

3.  SEC Use Only
                      ---------------------------------------------

4.  Citizenship or Place of Organization                           United States
                                                                   -------------

Number of                  5.       Sole Voting Power              1,962,907
Shares                                                             -------------
Beneficially               6.       Shared Voting Power            0
Owned by                                                           -------------
Each Reporting             7.       Sole Dispositive Power         1,962,907
Person                                                             -------------
With:                      8.       Shared Dispositive Power       0
                                                                   -------------

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person                                                         1,962,907
                                                                   -------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares                                                              --------

11. Percent of Class Represented by Amount in Row (9)

                                                                        7.27%
                                                                        --------

12. Type of Reporting Person                                            IN
                                                                        --------


                               Page 2 of 8 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 98156Q108

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Stephanie McMahon Levesque Trust U/A
    Vincent K. McMahon Irrev. Trust dtd. 6/24/04                   25-6906390
    ------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group

         (a)
                  ------
         (b)
                  ------

3.  SEC Use Only
                  ---------------------------------------------

4.  Citizenship or Place of Organization                    State of Connecticut
                                                            --------------------

Number of                  5.     Sole Voting Power         1,862,733
Shares                                                      --------------------
Beneficially               6.     Shared Voting Power       0
Owned by                                                    --------------------
Each Reporting             7.     Sole Dispositive Power    1,862,733
Person                                                      --------------------
With:                      8.     Shared Dispositive Power  0
                                                            --------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person                                                  1,862,733
                                                            --------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares                                                              --------

11. Percent of Class Represented by Amount in Row (9)

                                                                           6.92%
                                                                           -----

12. Type of Reporting Person                                               OO
                                                                           -----

                               Page 3 of 8 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 98156Q108



Explanatory Note

This amended Statement on Schedule 13G relates to the 1,862,733 shares of the Class B Common Stock, $.01 par value per share ("Class B Common Stock"), of World Wrestling Entertainment, Inc. (the "Company") held by the Stephanie McMahon Levesque Trust U/A Vincent K. McMahon Irrev. Trust dtd. 6/24/04 (the "Trust") and shares of the Company's Class A Common Stock, $.01 par value per share ("Class A Common Stock"), beneficially owned by Stephanie Levesque. Stephanie Levesque is the sole beneficiary and Investment Director of the Trust. Class B Common Stock is fully convertible into Class A Common Stock, on a one-for-one basis, at any time at the option of the holder.


Item 1.

         (a)      Name of Issuer

                  World Wrestling Entertainment, Inc.
                  -------------------------------------------------------

         (b)      Address of Issuer's Principal Executive Offices

                  1241 East Main Street
                  Stamford, Connecticut 06902
                  -------------------------------------------------------
Item 2.

          (a) This Statement on Schedule 13G is filed on behalf of both of the following persons (collectively, the "Reporting Persons"):

              (i)   Stephanie Levesque ("Ms. Levesque")

              (ii)  Stephanie McMahon Levesque Trust U/A
                    Vincent K. McMahon Irrev. Trust dtd. 6/24/04 (the "Trust")
              -------------------------------------------------------

          (b) The address of the Principal Business Office of the Reporting Persons is:

              C/o World Wrestling Entertainment, Inc.
              1241 East Main Street
              Stamford, Connecticut 06902
              -------------------------------------------------------

         (c)  Citizenship:

              (i)   Ms. Levesque is a citizen of the United States of America.

              (ii) The Trust is an entity organized under the laws of the State of Connecticut.

              -------------------------------------------------------


                               Page 4 of 8 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 98156Q108


         (d)  Title of Class of Securities

              Class A Common Stock, $0.01 par value
              -------------------------------------------------------

         (e)  CUSIP Number

              98156Q108
              -------------------------------------------------------

Item 3. If this statement is filed pursuant to ss. ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   (a)   / / Broker or dealer registered under section 15 of the Act;

   (b)   / / Bank as defined in section 3(a)(6) of the Act;

   (c)   / / Insurance company as defined in section 3(a)(19) of the Act;

   (d) / / Investment company registered under section 8 of the Investment Company Act of 1940;

   (e)   / / An investment adviser in accordance with ss.240.13d-1(b)(l)(ii)(E);

   (f) / / An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

   (g)   / / A parent holding company or control person in accordance   with ss.
             240.13d-1(b)(1)(ii)(G);

   (h)   / / A savings association as defined in Section 3(b) of the     Federal
             Deposit Insurance Act;

   (i)   / / A  church  plan that is excluded  from   the   definition   of   an
             investment   company  under  section  3(c)(14)  of  the  Investment
             Company Act of 1940;

   (j)   / / Group, in accordance with ss.240.13d-1(b)(l)(ii)(J)

Item 4.      Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         Ms. Levesque:

         (a) Amount beneficially owned:                                1,962,907
                                                                       ---------


                               Page 5 of 8 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 98156Q108


         (b) Percent of class:                                             7.27%
                                                                       ---------

         (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote       1,962,907
                                                                       ---------

                  (ii)  Shared power to vote or to direct the vote           -0-
                                                                       ---------

                  (iii) Sole power to dispose or to direct the
                        disposition of                                 1,962,907
                                                                       ---------

                  (iv)  Shared power to dispose or to direct the
                        disposition of                                       -0-
                                                                       ---------

         The Trust:

         (a) Amount beneficially owned:                                1,862,733
                                                                       ---------

         (b) Percent of class:                                             6.92%

                                                                       ---------
         (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote       1,862,733
                                                                       ---------

                  (ii)  Shared power to vote or to direct the vote           -0-
                                                                       ---------

                  (iii) Sole power to dispose or to direct the
                        disposition of                                 1,862,733
                                                                       ---------

                  (iv)  Shared power to dispose or to direct the
                        disposition of                                       -0-
                                                                       ---------

Item 5.     Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

             Not applicable.

Item 7.      Identification and Classification of the Subsidiary Which  Acquired
             the Security Being Reported   on  by  the Parent Holding Company or
             Control Person

             Not applicable.



                               Page 6 of 8 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 98156Q108


Item 8.      Identification and Classification of Members of the Group

             Not applicable.

Item 9.      Notice of Dissolution of Group

             Not applicable.

Item 10.     Certification

          By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




















                               Page 7 of 8 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 98156Q108


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 11, 2009
----------------------------------
Date



                                         /s/ Stephanie Levesque
                                         ---------------------------------------
                                         Name:  Stephanie Levesque




                                         STEPHANIE MCMAHON LEVESQUE TRUST
                                         U/A VINCENT K. MCMAHON  IRREV. TRUST
                                         DTD. 6/24/04


                                         /s/ Stephanie Levesque
                                         ---------------------------------------
                                         Name: Stephanie Levesque
                                         Title:  EVP, Talent & Creative Writing,
                                         sole     beneficiary   and   investment
                                         director   of   the   Stephanie McMahon
                                         Levesque Trust U/A Vincent  K.  McMahon
                                         Irrev. Trust dtd. 6/24/04






                               Page 8 of 8 Pages